[Lexington Realty Trust Letterhead]
January 15, 2009
Securities and Exchange Commission
Washington DC 20549-7010
Attn.: Mr. Tom Kluck, Branch Chief, Division of Corporation Finance

Re:	Registration Statement on Form S-3 Number 333-156561 (the Registration Statement”) filed January 5, 2009 by Lexington Realty Trust (the “Registrant”)
Ladies and Gentlemen:
     The Registrant hereby amends the Registration Statement to include the following language on the cover page thereof:
REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON DATES AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.

Sincerely, LEXINGTON REALTY TRUST
By:	/s/ T. Wilson Eglin
Name: T. Wilson Eglin
Title: Chief Executive Officer